1

Appendix A
to the
OPERATING EXPENSES LIMITATION AGREEMENT
(as a percentage of daily net assets)

Series of Professionally Managed Portfolios	Operating Expense Limit
Osterweis Emerging Opportunity Fund	1.10%
Osterweis Total Return Fund	0.75%

Approved by the Board: June 21, 2019

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the Funds listed on Appendix A	OSTERWEIS CAPITAL MANAGEMENT, LLC

By:__________________________________	By: __________________________________
Name:Elaine Richards	Name:
Title:President	Title:

Appendix A revised on: June 21, 2019 to reduce the expense cap for the Osterweis Emerging Opportunity Fund.